SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
to

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CENTILLIUM COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $ 0.001 par value
(Title of Class of Securities)

152319109
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Dorothy An, Esq.
Vice President and General Counsel
Centillium Communications, Inc.
215 Fourier Avenue
Fremont, California 94539
(510) 771-3700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Arthur F. Schneiderman
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$7,256,630	$919.42

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,852,121 shares of common stock of Centillium Communications, Inc. having an aggregate value of $7,256,630 as of November 8, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 30, 2004 (“Schedule TO”), relating to an offer by Centillium Communications, Inc., a Delaware corporation (“Centillium” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 5,852,121 shares of the Company’s common stock, whether vested or unvested, that have exercise prices of $4.00 per share or higher (the “Eligible Options”) and that are held by eligible employees. These Eligible Options may be exchanged for new options that will be granted under the Company’s 1997 Stock Plan and 2001 Nonstatutory Stock Option Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated November 30, 2004 (the “Offer to Exchange”), (ii) the Election Form and (iii) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(c), respectively. An “eligible employee” refers to all persons who are employees of Centillium or one of its subsidiaries and remain employees through the date on which the New Options are granted. Faraj Aalaei, the Company’s Chief Executive Officer and a member of the Company’s Board of Directors, Scott Kamsler, the Company’s Vice-President and Chief Financial Officer, and the remaining members of the Company’s Board of Directors are ineligible to participate in the Exchange Offer.

     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in the Schedule TO.

     This Amendment No. 1 is being filed:

•	To reflect that the Offer to Exchange attached as Exhibit (a)(1)(a) has been amended to include the Company’s book value per share and ratio of earnings to fixed charges; and

•	To file as an additional exhibit an e-mail message being sent to eligible employees with the amended Offer to Exchange.

Item 10. Financial Statements.

     (a) Financial Information.

     The Offer to Exchange has been amended to include, in Section 10 on page 44, the Company’s book value per share as of September 30, 2004 and a statement regarding the deficiency of the Company’s earnings to meet its fixed charges for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004, which information is incorporated herein by reference.

     (b) Pro Forma Information.

     Not applicable.

     This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Stock Options Priced at $4.00 or Higher for New Options, dated November 30, 2004.

(a)(1)(b)*	Election Form.

(a)(1)(c)*	Withdrawal Form.

(a)(1)(d)*	Form of Promise to Grant Stock Options.

(a)(1)(e)*	Letter from Faraj Aalaei, dated November 30, 2004.

(a)(1)(f)*	Forms of reminder e-mail communication to employees.

Exhibit Number	Description
(a)(1)(g)*	Form of Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program or who Withdraw their election.

(a)(1)(h)	E-mail message from Scott Kamsler dated December 13, 2004.

(b)	Not Applicable.

(d)(1)*	Amended and Restated 1997 Stock Plan (filed as Appendix C to Centillium’s Definitive Proxy Statement filed on April 29, 2004, and incorporated herein by reference).**

(d)(2)*	Form of 1997 Stock Plan Stock Option Agreement.*** 2001 Nonstatutory Stock Option Plan (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 6, 2001 and

(d)(3)*	incorporated herein by reference).

(d)(4)*	Form of 2001 Nonstatutory Stock Option Plan Option Agreement.***

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

**	As described in the Offer to Exchange, option grants made to certain employees outside the United States may be made pursuant to a “sub-plan” under the 1997 Stock Plan.

***	The forms of 1997 Stock Plan Option Agreement and 2001 Nonstatutory Stock Option Plan Option Agreement may vary for certain employees outside the United States as described in the Offer to Exchange.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Centillium Communications, Inc.

/s/ J. Scott Kamsler
J. Scott Kamsler
Vice President and Chief Financial Officer

Date: December 13, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Stock Options Priced at $4.00 or Higher for New Options, dated November 30, 2004.

(a)(1)(b)*	Election Form.

(a)(1)(c)*	Withdrawal Form.

(a)(1)(d)*	Form of Promise to Grant Stock Options.

(a)(1)(e)*	Letter from Faraj Aalaei, dated November 30, 2004.

(a)(1)(f)*	Forms of reminder e-mail communication to employees.

(a)(1)(g)*	Form of Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program or who Withdraw their election.

(a)(1)(h)	E-mail message from Scott Kamsler dated December 13, 2004.

(b)	Not Applicable.

(d)(1)*	Amended and Restated 1997 Stock Plan (filed as Appendix C to Centillium’s Definitive Proxy Statement filed on April 29, 2004, and incorporated herein by reference).**

(d)(2)*	Form of 1997 Stock Plan Stock Option Agreement.***

(d)(3)*	2001 Nonstatutory Stock Option Plan (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 6, 2001 and incorporated herein by reference).

(d)(4)*	Form of 2001 Nonstatutory Stock Option Plan Option Agreement.***

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

**	As described in the Offer to Exchange, option grants made to certain employees outside the United States may be made pursuant to a “sub-plan” under the 1997 Stock Plan.

***	The forms of 1997 Stock Plan Option Agreement and 2001 Nonstatutory Stock Option Plan Option Agreement may vary for certain employees outside the United States as described in the Offer to Exchange.